中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)300(JY)

04036374

17th August, 2004

RECEIVED
2004 AUG 19 P 3:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 16th August, 2004 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

dlw 8/20

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

Jason C.W. Yeung
Company Secretary
Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

South China Morning Post
Date 17 AUG 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
("the Company")
(Stock Code : 2388)

ANNOUNCEMENT
AUDIT COMMITTEE'S INVESTIGATION RESULT ON ALLEGATIONS AGAINST CERTAIN FORMER SENIOR OFFICERS OF THE COMPANY

SUMMARY

The Audit Committee and the INEDs have completed their investigation and have confirmed to the Board that the funds involved in the Matter are beneficially owned by BOC and have never formed part of the assets of the Group or customers other than BOC and based on information available to the Audit Committee, the Matter does not impact on the financial position and operating results of the Company.

Messrs. Zhu and Ding have resigned. In line with Board policy approved earlier this year, an open, competitive and global recruitment process will be conducted for the purpose of identifying the best candidates for the positions that are vacant at the deputy chief executive level.

The Audit Committee and the INEDs emphasise that they have confidence and trust in the Chief Executive and Management of the Company and firmly believe that while the internal control and corporate governance of the Bank have been substantially improved since the IPO, they will continue to work with the Chief Executive and Management of the Company to make further improvements in accordance with best international practices and the requirements of the regulatory authorities.

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

The Board of Directors ("the Board") of the Company announced on 2 August 2004 that the Audit Committee and the Independent Non-Executive Directors ("INEDs") would investigate whether the allegations (the "Matter") against Messrs. Zhu Chi and Ding Yansheng ("Messrs. Zhu and Ding"), former deputy chief executives of the Company, affected the assets, liabilities and operating results of the Company. The Audit Committee and the INEDs have completed their investigation and have confirmed to the Board that the funds involved in the Matter are beneficially owned by Bank of China ("BOC"), the Company's controlling shareholder, and have never formed part of the assets of the Company or any of its subsidiaries (together, the "Group") or their respective customers other than BOC and based on information available to the Audit Committee, the Matter does not impact on the financial position and operating results of the Company.

Advice received from the Company's external auditors, PricewaterhouseCoopers, agrees with this finding.

The Company has also been advised by its legal advisors that by a deed of waiver dated 16 August 2004 executed by BOC in favour of the Company, Bank of China (Hong Kong) Limited ("the Bank") and their respective subsidiaries, BOC has unconditionally and irrevocably waived all rights and claims against the Company and/or the Bank and/or all of their respective subsidiaries in respect of any misapplication of BOC's funds in connection with the Matter, whether under the laws of the Hong Kong Special Administrative Region of the People's Republic of China or the laws of the People's Republic of China.

The Company has received written resignations from Messrs. Zhu and Ding from their respective deputy chief executive positions. The Nomination and Remuneration Committee has considered and has recommended to the Board to accept the resignations at its forthcoming meeting on 19 August 2004. In line with the Board policy approved earlier this year, an open, competitive and global recruitment process will be conducted for the purpose of identifying the best candidates for the positions that are vacant at the deputy chief executive level. The Board will appoint a committee comprising the INEDs, the Chief Executive and such other person as the Board considers appropriate (the "Search Committee") to undertake the identification process. The Search Committee may engage an outside adviser with relevant experience to assist in the process and may also engage any headhunting company it considers appropriate. The search will be worldwide and may include potential candidates from within the BOC group as well as candidates outside the BOC group. Upon completion of the process, the Search Committee will present a list of candidates in respect of each of the vacant positions to the Nomination and Remuneration Committee for the Committee's consideration and selection and the preparation of a shortlist for final approval by the full Board.

The Audit Committee and the INEDs wish to emphasise that they have confidence and trust in the Chief Executive and Management of the Company and firmly believe that while the internal control and corporate governance of the Bank have been substantially improved since the IPO, they will continue to work with the Chief Executive and Management of the Company to make further improvements in accordance with best international practices and the requirements of the regulatory authorities.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 16th August, 2004

As at the date hereof, the Board comprises the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis